Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated October 11, 2019, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Dova Pharmaceuticals, Inc.

a Delaware corporation

at

$27.50 per share plus one non-transferable

contractual contingent value right for each share, which represents the right to receive a contingent payment of $1.50 in cash per share upon the achievement of a specified milestone pursuant to

the Offer to Purchase dated October 11, 2019

by

Dragonfly Acquisition Corp.

a wholly owned subsidiary of

Dragonfly Holding Corp.

and an indirect wholly owned subsidiary of

Swedish Orphan Biovitrum AB (publ)

Dragonfly Acquisition Corp., a Delaware corporation (“Purchaser”), an indirect wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dova Pharmaceuticals, Inc., a Delaware corporation (“Dova”), at a price of $27.50 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”) which CVR represents the right to receive a contingent payment of $1.50 in cash, without interest and subject to any applicable withholding taxes, if a specified milestone is achieved (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Each CVR represents the right to receive the foregoing contingent payment of $1.50, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, in accordance with the terms of the Contingent Value Rights Agreement to be entered into at or prior to the Offer Acceptance Time (as defined below) among Sobi and a rights agent mutually agreeable to Sobi and Dova (the “CVR Agreement”), if (and only if) Dova achieves approval by the FDA of a “New Drug Application” or a “Supplemental New Drug Application” for any pharmaceutical preparation for human use containing or comprising avatrombopag in any dosage form or formulation, presentation and line extension and in any mode of administration for the treatment of chemotherapy-induced thrombocytopenia in patients receiving chemotherapy for solid tumors, without limitation on or before December 31, 2022.

Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON NOVEMBER 8, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Sobi, Purchaser and Dova. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dova (the “Merger”), with Dova continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Sobi. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by Dova or any of its subsidiaries (including any treasury shares) or by Sobi, Purchaser or any other direct or indirect wholly owned subsidiary of Sobi, which Shares shall be canceled and shall cease to exist, and (ii) by stockholders who properly exercise and perfect their appraisal rights under Delaware law, and do not effectively withdraw or lose their right to such appraisal, with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and subject to any applicable withholding taxes. As a result of the Merger, Dova will cease to be a publicly traded company and will become wholly owned by Sobi. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

Concurrently with entering into the Merger Agreement, Sobi and Purchaser entered into (i) a Tender and Support Agreement (the “Manning Support Agreement”) with Paul B. Manning, BKB Growth Investments, LLC and Paul B. Manning and Diane L. Manning, as joint tenants with right of survivorship (collectively the “Manning Stockholders”), and (ii) a Tender and Support Agreement (the “Stalfort Support Agreement” and, together with the Manning Support Agreement, the “Support Agreements”) with Sean Stalfort (each of Sean Stalfort and the Manning Stockholders, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its Shares into the Offer and, if necessary and subject to the terms of the Support Agreement, vote his, her or its Shares (i) in favor of any matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the Dova stockholders, (ii) against any alternative acquisition proposal, (iii) against the adoption of any definitive agreement in respect of an alternative acquisition proposal and (iv) against any other action that would in any manner (A) change the voting rights of any class of capital stock of Dova or (B) otherwise reasonably be expected to prevent, materially interfere with or materially impede the Offer or the Merger.

As of September 26, 2019, the Supporting Stockholders beneficially owned, in the aggregate, 15,397,907 Shares (or approximately 53.46% of all Shares outstanding as of September 26, 2019), and the Supporting Stockholders are generally prohibited from transferring their Shares (subject to certain exceptions). However, in the event the board of directors of Dova (the “Dova Board”) makes an adverse change recommendation in compliance with the terms of the Merger Agreement, (i) no Shares held by Sean Stalfort would continue to be covered by the applicable Support Agreement and (ii) the number of Shares held by Paul B. Manning (and certain related entities) that would continue to be covered by the applicable Support Agreement would be decreased to 30% of the outstanding Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

i. the Minimum Condition (as described below);

ii. the Regulatory Condition (as described below); and

iii. the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires, together with the Shares then owned by Purchaser and its affiliates equals at least one Share more than 50% of the then outstanding Shares. The Regulatory Condition requires that any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations and published interpretations promulgated thereunder shall have been received, expired or been terminated. The Governmental Impediment Condition requires that there be no temporary restraining order, preliminary or permanent injunction, judgment or other order issued by any court of competent jurisdiction or other governmental body preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor any action or law, other than any antitrust laws, enjoining, restraining or otherwise prohibiting, or making illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 15—“Conditions to the Offer” of the Offer to Purchase.

The Dova Board, among other things, has unanimously (i) determined that the Merger Agreement and transactions contemplated thereby are advisable and fair to, and in the best interest of, Dova and its stockholders, (ii) authorized and approved the execution, delivery and performance by Dova of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Dova tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that: Purchaser must extend the Offer (i) for the minimum period required by any law, any interpretation or position of the SEC or its staff or the Nasdaq Global Market applicable to the Offer, (ii) for periods of up to ten (10) business days each if, as of the then scheduled Expiration Date, the Regulatory Condition has not been satisfied, in order to permit the satisfaction of such Regulatory Condition and (iii) for additional periods of up to ten (10) business days per extension at the request of Dova if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of such Offer Condition. Additionally, Purchaser may, in its discretion extend the Offer on one or more occasions, if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition. Purchaser will not be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement and (B) January 2, 2020 (the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Dova.

Subject to the terms and conditions of the Merger Agreement and applicable law, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of Dova, Purchaser is not permitted to (i) decrease the Cash Amount, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger, (vi) amend, modify, change or waive the Minimum Condition or the Termination Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except in accordance with the relevant provisions of the Merger Agreement, (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (ix) amend or modify the terms of the CVR or the CVR Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Acceptance and payment for Shares pursuant to and subject to the satisfaction or waiver of the Offer Conditions is expected to occur on November 12, 2019 (the “Offer Closing”), unless Sobi extends the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time.”

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the Offer Closing and the consummation of the Merger.

On the terms of the Merger Agreement and subject to the satisfaction or waiver of the Offer Conditions, Purchaser shall, and Sobi shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser notifies the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Cash Amounts for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Sobi or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 10, 2019, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Sobi, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Dova has provided Sobi with Dova’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dova’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax treatment of the CVRs is uncertain. See Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase, the related Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Sobi will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

[Georgeson logo]

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (866) 628-6021

October 11, 2019

Wall Street Journal—7.19” x 21”

1154  Georgeson Inc.

MayaType LLC  (203) 659-0088

Description: Swedish Orphan Biovitrum AB (publ)—Tender

File: 1154-SwedishOrphan

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